January 16, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	John Cash

Re:           Caesarstone Sdot-Yam Ltd.
Annual Report (File No. 001-35464) on Form 20-F Initially Filed on March 25,
2013 and Press Release (File No. 001-35464) on Form 6-K Submitted on August
9, 2013 (CIK No. 0001504379)

Dear Mr. Cash:

On behalf of our client, Caesarstone Sdot-Yam Ltd., an Israeli company (the “Company”), we are submitting this letter to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 11, 2013 (the “Comment Letter”) relating to the Annual Report on Form 20-F filed by the Company on March 25, 2013, as amended on April 1, 2013 (together, the “Annual Report”) and the Press Release on Form 6-K submitted by the Company on August 9, 2013 (the “Press Release”).

The headings of this letter correspond to the headings contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold below. The Company has reviewed this letter and authorized us to make the statements set forth herein to you on its behalf.

Securities and Exchange Commission
January 16, 2014

Form 20-F for the Fiscal Year Ended December 31, 2012

Consolidated Financial Statements

Note 2 – Significant Accounting Policies, Financial Statements in U.S. dollars, page F-20

1.
We note your disclosure that “effective July 1, 2012, the Company changed its functional currency to the U.S. dollar from the NIS.” Please tell us, and revise future filings to more fully explain, the specific facts and circumstances that resulted in this change, including your consideration of each factor outlined in ASC 830-10-55-5.

Response:

According to ASC 830-10-45-2, an entity's assets, liabilities and operations should be measured using its functional currency which is the currency of the primary economic environment in which the entity operates. That environment is normally the currency of the environment in which an entity primarily generates and expends cash.

In determining the appropriate functional currency that should be used, the Company follows the guidance in ASC 830-10-55-5 that states that the following economic factors, and possibly others, should be considered both individually and collectively when determining the functional currency:

Sales market indicators - For the six months ended June 30, 2012, sales denominated in U.S. dollars (USD) were the second largest amount of the sales after the Australian dollar (AUD). Company management anticipated the USD-denominated portion of the Company’s sales would continue to grow in the future due to the significant growth opportunities in the U.S. market.

Expense indicators - The Company's expenses are mainly denominated in NIS, USD and EUR. Raw materials are one of the major expenses for the Company and are denominated primarily in USD and EUR.

Financing indicators - In July 2012, the Company's board of directors approved the establishment of a significant manufacturing facility in the United States that will increase the Company's exposure to the U.S. market and significantly increase sales to U.S. customers. Company management expects its future financing will be primarily in USD in order to facilitate the establishment of the new manufacturing facility.

In addition, in March 2012, the Company raised $75.4 million in an initial public offering in the United States. As a result of the IPO, the Company has better access to the U.S. capital market and the funds from the IPO are kept in USD.

Cash flow indicators - The Company's cash inflows and outflows are affected from the sales, expenses and financing indicators that were analyzed above.

Securities and Exchange Commission
January 16, 2014

Budget - At the beginning of 2012, as a result from the anticipation that USD is the primary economic currency, the Company's management changed the currency of its budget from NIS to USD.  This further evidences the change in management's approach.

Based on the above analysis, the Company concluded that significant changes in facts and circumstances have occurred in order to support the change in the Company's functional currency from NIS to USD. As such, the Company changed its functional currency as of July 1, 2012 from NIS to USD.

In future filings, including its upcoming Form 20-F for the year ended December 31, 2013, the Company will expand its disclosure in the notes to its financial statements to fully explain the specific facts and circumstances that resulted in this change, including its consideration of each factor outlined in ASC 830-10-55-5 and described above.

Form 6-K Filed August 9, 2013

2.
We note your disclosure that gross margin in the second quarter of 2013 “included a $3.5 million one-time positive impact associated with a change in estimate for the value of inventory following the implementation of the Company’s new ERP system in April of 2013.” Please provide us additional information regarding the specific facts and circumstances that resulted in this change in estimate. Please help us understand how and why you determined that recording this amount in the second quarter of 2013 is appropriate. If this amount relates to prior periods, please provide us your analysis of the materiality of not recording it in those periods and of recording it in the second quarter of 2013.

Response:

The change in estimate was related to the implementation of a new Enterprise Resources Planning ("ERP") system starting on April 1, 2013. The new ERP system that the Company has used since that date is an Oracle system with greater capabilities than the ERP system that had been used during the previous eight years. One of the capabilities of the new system is the ability to create enhanced and refined Bills of Materials (BOM) for each Stock Keeping Unit (SKU).  This resulted in a more accurate value for each finished good or work-in-process (WIP) product held in inventory. The refinement provided by the new system gave the Company a more complete matching of inventory costs incurred with cost of revenues. It is important to note that as part of the enhancement process that the Company implemented through the new ERP system, there were no changes in composition of the elements of cost included in inventory.

Gross margin in the second quarter of 2013 included a $3.5 million nonrecurring impact associated with a change in estimate for the value of opening balance inventory as of January 1, 2013.

Securities and Exchange Commission
January 16, 2014

The Company believes that the adjustment to the inventory opening balance for 2013 was a change in estimate because the change related to a continuing process of obtaining additional information and revisiting estimates that was merely enhanced by the new ERP system.  Nevertheless, the Company analyzed whether the adjustment was material to prior periods by reflecting the new cost of each SKU in inventory established by the new ERP system in prior periods as if the new ERP system had been implemented in those periods.  The Company evaluated the impact of the cost of inventory established by the new ERP system from both a quantitative and a qualitative perspective in accordance with the guidance provided by SAB 108, specifically, using the method identified in SAB 108 for evaluating the materiality of the misstatements ("Iron Curtain Approach" and "Rollover Approach").  Based on this analysis, the Company concluded that the adjustment was not material to the previous periods or to 2013.

Specifically, from a quantitative perspective, the Company concluded that the effect on its net income and diluted earnings per share was approximately 5% in each of the years 2011, 2012 and 2013 as described in the tables below:

	Year ended December 31,
	2011	2012	2013(*)

Cost of revenues as reported	$155,377	$169,169	$193,000
Cost of revenues adjustment	(1,389)	(2,229)	3,458
Total cost of revenues after adjustment	153,988	166,940	196,458
Quantitative impact on cost of revenues	(0.89)%	(1.32)%	1.79%

	Year ended December 31,
	2011	2012	2013(*)

Gross profit as reported	$104,294	$127,395	$160,000
Cost of revenues adjustment	1,389	2,229	(3,458)
Total gross profit after adjustment	105,683	129,624	156,542
Quantitative impact on gross profit	1.33%	1.75%	(2.16)%

	Year ended December 31,
	2011	2012	2013(*)

Income before taxes on income as reported	$32,971	$47,188	$75,000
Cost of revenues adjustment	1,389	2,229	(3,458)
Total income before taxes on income after adjustment	34,360	49,417	71,542
Quantitative impact on income before taxes on income	4.21%	4.72%	(4.61)%

Securities and Exchange Commission
January 16, 2014

	Year ended December 31,
	2011	2012	2013(*)

Net income attributable to the Company's ordinary shareholders as reported	$20,676	$39,632	$63,096
Cost of revenues adjustment	1,389	2,229	(3,458)
Tax adjustment	(152)	(322)	488
Total net income attributable to the Company's ordinary shareholders after adjustment	21,913	41,539	60,126
Quantitative impact on diluted net income per ordinary share	5.98%	4.81%	(4.71)%

	Year ended December 31,
	2011	2012	2013(*)

Basic net income per ordinary share as reported	$1.06	$1.21	$1.82
Basic net income per ordinary share - adjustment (after tax)	0.063	0.058	(0.086)
Total basic net income per ordinary share after adjustment	1.12	1.27	1.73
Quantitative impact on basic net income per ordinary share	5.94%	4.79%	(4.72)%

	Year ended December 31,
	2011	2012	2013(*)

Diluted net income per ordinary share as reported	$1.06	$1.21	$1.80
Diluted net income per ordinary share adjustment (after tax)	0.063	0.058	(0.085)
Total diluted net income per ordinary share after adjustment	1.12	1.27	1.71
Quantitative impact on diluted net income per ordinary share	5.94%	4.79%	(4.72)%

* 2013 figures are the Company's preliminary estimates that are neither audited nor reviewed.

Securities and Exchange Commission
January 16, 2014

The Company also considered the adjustment made from a qualitative perspective as follows:

•	Whether the adjustment arises from an item that can be precisely measured or is an estimate:

The company concluded that the inventory value noted above by its very nature includes some estimates and it is not an item that can be precisely measured.

•	Whether the adjustment results in a change of earnings trend or other trends:

The Company's profitability varies from year to year due to the mix of its sales to certain geographical areas, and the adjustment as noted above would not significantly impact sales or earnings trends under these circumstances.

•	Whether the adjustment results in a failure to meet analysts' consensus expectations:

No. The company's investors and analysts generally focus on Non-GAAP measures, such as adjusted EBITDA and adjusted net income. The Company provided full disclosure to investors of the change in estimate for the value of inventory following the implementation of the new ERP system in its 2013 second quarter press release.

•	Whether the adjustment changes income to a loss or a loss into income:

No.

•	Whether the adjustment has impacts on segment information and related trends:

No. The Company does not have a segment reporting requirement.

•	Whether the misstatement affects compliance with regulatory requirements, loan covenants or other contractual requirements:

No.

•	Whether the adjustment has the effect of increasing management's compensation:

The Company's CEO has an annual bonus plan that is calculated as a percentage of the Company's net income. The adjustment will increase his 2013 bonus entitlement by approximately $74,000 but the Company noted that his 2011 and 2012 bonuses would have been higher by approximately $79,000 had the Company implemented the new costing of inventory established by the new ERP systems in prior periods. The Company notes that the amounts mentioned in this paragraph were not included in the SAB analysis provided above due to immateriality.

The adjustment has no effect on the compensation of other members of management since management’s performance targets would still be exceeded even taking into account the adjustment.

•	Whether the adjustment conceals an unlawful transaction:

No.

In the filing of its upcoming Form 20-F, the Company will disclose in greater detail the facts and circumstances that resulted in the change in estimate of the Company's inventory value.

Securities and Exchange Commission
January 16, 2014

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Rafael Roberti at (212) 819-7589 of White & Case LLP with any questions or comments regarding this letter.

Sincerely, /s/ White & Case LLP White & Case LLP